UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2022

Commission File Number: 001-39992

Immunocore Holdings plc
(Translation of registrant’s name into English)

92 Park Drive
Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On July 11, 2022, Immunocore Holdings plc (the “Company”) announced the dosing of the first patient in its first-in-human Phase 1 clinical trial of IMC-M113V, a new class of bispecific protein immunotherapy that is being developed for the treatment of patients with human immunodeficiency virus infection. A copy of this press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

This Report on Form 6-K, including Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into the Company’s registration statement on Form F-3ASR (File No. 333-264105) and the Company’s registration statements on Form S-8 (File Nos. 333-226457 and 333-265000) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated July 11, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOCORE HOLDINGS PLC

Date:	July 11, 2022	By:	/s/ Bahija Jallal, Ph.D.
			Name:	Bahija Jallal, Ph.D.
			Title:	Chief Executive Officer